Fourth Quarter and Year-End 2023 The Bank of N.T. Butterfield & Son Limited Earnings Presentation February 13, 2024

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Full Year 2023 Highlights • Fourth Quarter 2023 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings ESG Membership Awards

4 Full Year 2023 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs 2022 2023 $ % Net Interest Income $ 367.0 $ 23.4 Non-Interest Income 212.3 5.7 Provision for Credit Losses (4.5) (2.1) Non-Interest Expenses* (353.1) (17.8) Other Gains (Losses) 3.8 2.2 Net Income $ 225.5 $ 11.5 5.4 % Non-Core Items** 6.0 4.3 Core Net Income** $ 231.5 $ 15.8 7.3% • Net income of $225.5 million, or $4.58 per share • Core net income** of $231.5 million, or $4.70 per share • Return on average common equity of 24.2%; core return on average tangible common equity** of 27.0% • Net Interest Margin of 2.80%, cost of deposits of 1.40% • Tangible book value per share of $19.29, an increase of $3.37 per share or 21.2% from the end of 2022 • Active capital management with aggregate annual dividends of $1.76 per common share in addition to share repurchases • New share repurchase authorization for up to 3.5 million shares • Close of acquisition of trust assets from Credit Suisse * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $177.1 $147.2 $162.7 $214.0 $225.5 $197.9 $154.5 $163.6 $215.7 $231.5 Net income Core Net Income** 2019 2020 2021 2022 2023 19.1% 15.0% 16.8% 25.7% 24.2%23.4% 17.3% 18.7% 28.6% 27.0% Return on Equity Core Return on Average Tangible Common Equity** 2019 2020 2021 2022 2023

Financials

Fourth Quarter 2023 Highlights

- Net income of $53.5 million, or $1.11 per share
- Core net income** of $55.3 million, or $1.15 per share
- Return on average common equity of 22.5%; core return on average tangible common equity** of 25.4%
- Net Interest Margin of 2.73%, cost of deposits of 1.72%
- Cash dividend rate of $0.44 per common share during the quarter
- Repurchases of 1.2 million shares at an average price of $28.20 per share
- Final close of acquisition of trust assets from Credit Suisse

(In US$ millions)	Q4 2023	vs. Q3 2023 $	vs. Q3 2023 %	vs. Q4 2022 $	vs. Q4 2022 %
Net Interest Income	$ 86.9	$ (3.3)		$ (7.7)	
Non-Interest Income	60.0	8.0		5.1	
Provision for Credit Losses	(1.7)	(1.2)		(0.1)	
Non-Interest Expenses*	(91.4)	1.6		(6.0)	
Other Gains (Losses)	(0.3)	(0.3)		(0.9)	
Net Income	$ 53.5	$ 4.8	9.8 %	$ (9.6)	(15.2)%
Non-Core Items**	1.8	6.5		1.6	
Core Net Income**	$ 55.3	$ (1.7)	(2.9)%	$ (7.9)	(12.5)%

Return on Equity



31.6%
34.9%
28.0%
30.5%
25.9%
26.3%
20.6%
26.1%
22.5%
25.4%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Return on Equity
Core Return on Average Tangible Common Equity**

Net Income

(In US$ millions)



$63.1
$63.2
$62.2
$62.2
$61.0
$57.0
$48.7
$57.0
$53.5
$55.3
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Net income
Core Net Income**

* Includes income taxes

6 ** See the Appendix for a reconciliation of the non-GAAP measure

7 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $94.6 $90.2 $86.9 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) decreased by $3.3 million versus the prior quarter primarily due to a reduced volume of interest earning assets and increased cost of deposit funding, partially offset by improved asset yields • Net interest margin (“NIM”) decreased by 3 basis points to 2.73% due to the net impact of higher deposit costs offset by increased yields across all interest-earning asset classes • Average interest earning assets fell by $325.0 million primarily due to lower average deposit volumes. The change in investments was due to paydowns and maturities, the proceeds of which were invested in treasury assets. The decrease in loans was the result of net paydowns during the quarter (In US$ millions) Q4 2023 vs. Q3 2023 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,603.6 4.72% $ 44.4 0.25 % Investments 5,290.5 2.16% (204.4) 0.10 % Loans (net) 4,732.5 6.68% (165.0) 0.17 % Interest Earning Assets 12,626.6 4.39% (325.0) 0.17 % Interest Bearing Liabilities 9,311.7 (2.24) % (127.1) (0.24) % Net Interest Margin 2.73% (0.03) %

8 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q4 2023 vs. Q3 2023 Asset management $ 8.3 $ 0.3 Banking 18.6 4.5 Foreign exchange revenue 12.8 1.4 Trust 16.0 1.3 Custody and other 3.3 — Other 1.0 0.4 Total Non-Interest Income $ 60.0 $ 8.0 $54.9 $52.0 $60.0 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 • Total non-interest income was $8.0 million higher versus the prior quarter, primarily due to higher banking income, foreign exchange revenue and trust fees as a result of the following: ◦ Banking income benefited from increased card services fees and higher banking volume ◦ Foreign exchange revenue increased due to higher volume ◦ Trust fees increased as a result of fees earned from newly acquired clients • The fee income ratio was 41.3% in the fourth quarter of 2023 which compares favorably to the peer average* and the 36.7% in the prior quarter, and the 37.1% in the fourth quarter of 2022 Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2023 comparative data is used as Q4 2023 peer information was not widely available at time of publication.

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q4 2023	vs. Q3 2023 $	vs. Q3 2023 %
Salaries & Benefits**	$ 46.2	$ 2.8	6.5 %
Technology & Comm.	17.2	1.2	7.8 %
Professional & O/S Services	4.9	0.6	14.3 %
Property	8.7	0.9	12.2 %
Indirect Taxes	5.0	(0.1)	(1.9)%
Marketing	1.7	0.2	10.3 %
Intangible Amortization	1.4	—	(0.1)%
Other	5.2	0.4	8.6 %
Total Core Non-Interest Expenses*	$ 90.4	$ 6.1	7.2 %
Non-Core Expenses*	1.8	(6.5)	(78.6)%
Non-Interest Expenses	$ 92.2	$ (0.4)	(0.4)%



Core Non-Interest Expense* Trend
(In US$ millions)
$84.5
$84.3
$90.4
55.6%
58.3%
60.5%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* were higher than the prior quarter primarily due to the following:
  - Increased salaries and benefits expenses primarily driven by adjustments to performance-based incentive accruals and the substantive completion of IT upgrades
  - Higher technology and communications costs resulting from the core banking system going live in Cayman during the quarter
  - Increased property costs due to the timing of maintenance activities
- Core efficiency ratio* of 60.5% was higher than the prior quarter due to lower net revenues and increased expenses. Butterfield continues to target a through-cycle core efficiency ratio of 60%

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

9

10 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances decreased by $1.0 billion to $12.0 billion compared to the prior year end due to client deposit activation and other normal commercial movements • Average deposits decreased over the year by $1.1 billion from $13.3 billion to $12.2 billion at year end 2023 • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 34.0% vs Q4 2022 (In US$ millions) Q4 2023 Q4 2022 % Cash and cash equivalents $ 1,647 $ 2,101 (22) % Reverse Repos & S/T Investments 1,225 944 30 % Investments 5,292 5,727 (8) % Loans (net) 4,746 5,096 (7) % Other Assets 464 437 6 % Total Assets $ 13,374 $ 14,306 (7) % Int. Bearing Deposits $ 9,330 $ 9,951 (6) % Non-Int. Bearing Deposits 2,657 3,040 (13) % Other Liabilities 384 450 (15) % Shareholders’ Equity 1,004 865 16 % Total Liab. & Equity $ 13,374 $ 14,306 (7) % $14.3 $13.2 $13.4 $5.7 $5.3 $5.3 $5.1 $4.7 $4.7 Total assets Investments Loans Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 $13.0 $11.9 $12.0 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Total Deposits (In US$ billions)

11 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 23% 24% 23% 22% 22% 53% 49% 49% 48% 47% 24% 27% 27% 30% 31% $13.0 $12.3 $12.2 $11.9 $12.0 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 28% 27% 25% 22% 25% 57% 56% 56% 52% 49% 15% 17% 19% 26% 26% $4.3 $4.2 $4.0 $3.8 $4.0 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 40% 42% 39% 37% 36% 45% 43% 44% 45% 42% 15% 15% 17% 18% 22% $4.5 $4.5 $4.6 $4.5 $4.5 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 1% 1% —% —% 1% 57% 48% 50% 49% 50% 42% 51% 50% 51% 49% $4.2 $3.7 $3.6 $3.5 $3.5 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023

12 34% 32% 29% 29% 29% 18% 18% 21% 23% 22% 48% 49% 50% 49% 49% $3.2 $3.4 $3.6 $3.6 $3.3 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 2023 32% 29% 26% 24% 21% 2% 5% 7% 9% 9% 22% 18% 18% 21% 22% 45% 49% 48% 46% 48% $1.7 $1.6 $1.4 $1.4 $1.3 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2019 2020 2021 2022 2023 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 44% 39% 37% 37% 18% 18% 20% 24% 25% 38% 38% 41% 39% 38% $5.1 $5.2 $5.2 $5.1 $4.7 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 2023 Loan Portfolio Composition by Originating Segment (US$ Billions) 22% 20% 19% 43% 51% 78% 80% 81% 57% 49% $5.1 $5.2 $5.2 $5.1 $4.7 Fixed Floating 2019 2020 2021 2022 2023 Fixed vs. Floating Rate Loans (US$ Billions)

13 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 39% 41% 41% 40% 40% 65% 67% 68% 68% NTB US Peer Median* Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 21% 19% 19% 20% 21% 4% 5% 4% 3% NTB US Peer Median* Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2023 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

14 Asset Quality Non-Accrual Loans (In US$ millions) $63.1 $59.4 $61.0 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Res Mtg 69.2% Consumer 4.0% Comm’l R/E 12.7% Other Comm’l 8.3% Government 5.8% Loan Distribution 0.11% 0.04% 0.08% Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 0.3% AA 99.7% $4.7 billion $5.3 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be of very high credit quality with 99.7% comprised of AA rated securities, primarily US Government guaranteed mortgage backed securities and treasuries • Non-accrual loans remained at 1.3% of gross loans, consistent with the prior quarter • Allowance for credit losses at $25.8 million represented an ACL/Total loans ratio of 0.5% • The net charge-off ratio continues to be low at 0.08% of total gross loans

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q4 2023	vs. Q3 2023	Duration	vs. Q3 2023	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	$ 2,603.6	$ 44.4	0.2	—	N/A
AFS	1,798.8	(127.2)	3.3	—	4.2
HTM**	3,491.7	(77.2)	6.5	—	8.7
Total	$ 7,894.1	$ (160.0)			

Interest Rate Sensitivity



(4.0)%
(1.5)%
1.5%
1.7%
3.1%
2.5%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration was at 5.3 years compared to the prior quarter of 5.5 years
- Interest rate sensitivity increased in the fourth quarter due to lower asset duration with more cash and cash equivalents, as well as continued high levels of fixed-rate loans
- Unrealized losses on AFS securities decreased by $74.1 million during the quarter. As of December 31, 2023, the Bank had $163.9 million in net unrealized losses in the AFS portfolio, compared with net unrealized losses of $238.0 million as at the end of the third quarter of 2023

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2023 comparative data is used as Q4 2023 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

15

16 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate continues at $0.44 per common share • TCE/TA ratio of 6.8% has experienced a moderate increase compared to prior quarter • TCE/TA ex-cash and ex-OCI are 7.8% and 9.2%, respectively Regulatory Capital (Basel III) - Total Capital Ratio* 25.4% 13.5% 14.7% Butterfield Current BMA Minimum US Peer Median** ** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2023 comparative data is used as Q4 2023 peer information was not widely available at time of publication. 7.8% 8.1% 6.8% 8.0% 1.0% 0.1% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median** 60.5% 53.7% 40.7% 38.1% 2020 2021 2022 2023 Dividend Payout Ratio * In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

Credit Suisse Deal Summary

Deal Timeline



Butterfield announces acquisition of CS trust assets in Guernsey, Singapore, and The Bahamas
September 2022
March 2023
Closing #1
Closing #2
June 2023
July 2023
Closing #3
Closing #4
September 2023
October 2023
Closing #5
Closing #6
October 2023
November 2023
Final Closing

Deal Highlights

- Establishes Butterfield as meaningful private trust provider in Singapore
- Series of closings commencing March 2023 with final closing in November 2023
- ~$9 million annual fee revenues
  - Stand still (on fees) for 2 years
- ~$6 million annual costs
- 20+ employees transferred to Butterfield
- 560 new client groups
- AUA acquired of ~$24 billion
- Total customer relationship intangible asset, including deal and onboarding costs, of $27.3 million

Revenues by location



Bahamas 10%
Singapore 60%
Guernsey 30%

~$9 million

AUA by location



Singapore 75%
Bahamas 6%
Guernsey 19%

~$24 billion

17

Appendix

19 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $75 $(1,050) Change vs Q3 2023 Change vs Q4 2022 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) -55 +130 $(5) $(350) Change vs Q3 2023 Change vs Q4 2022 Volume FX Translation 74% 75% 75% 20% 19% 19% 6% 6% 6% $13.0 $11.9 $12.0 USD / USD Pegged GBP Other Total deposits Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 61% 62% 61% 38% 37% 38% 1% 1% 1% $5.1 $4.7 $4.7 USD / USD Pegged GBP Other Total loans Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 -1,190 +140 -80 +75 -445 +95

20 (in millions of US Dollars, unless otherwise indicated) 2023 2022 2021 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Assets Cash and cash equivalents $ 1,647 $ 1,750 $ 1,795 $ 1,345 $ 2,101 $ 1,485 $ 1,340 $ 2,103 $ 2,180 Reverse Repos & S/T Investments 1,225 893 729 1,263 944 995 1,516 1,601 1,295 Investments 5,292 5,319 5,546 5,665 5,727 5,805 5,970 6,111 6,237 Loans, Net 4,746 4,750 5,003 5,022 5,096 4,992 5,139 5,068 5,241 Other Assets 464 468 435 438 437 422 386 383 382 Total Assets $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 $ 14,350 $ 15,266 $ 15,335 Liabilities and Equity Total Deposits $ 11,987 $ 11,861 $ 12,192 $ 12,348 $ 12,991 $ 12,461 $ 13,075 $ 13,933 $ 13,870 Long-Term Debt 98 98 98 172 172 172 172 172 172 Other Liabilities 285 297 269 275 278 311 300 319 316 Total Liabilities $ 12,370 $ 12,257 $ 12,559 $ 12,796 $ 13,441 $ 12,944 $ 13,547 $ 14,424 $ 14,358 Common Equity $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 $ 802 $ 842 $ 977 Total Equity $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 $ 802 $ 842 $ 977 Total Liabilities and Equity $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 $ 14,350 $ 15,266 $ 15,335 Key Metrics CET 1 Ratio 23.0% 23.4% 22.7% 22.2% 20.3% 18.9% 17.7% 17.3% 17.6 % Total Tier 1 Capital Ratio 23.0% 23.4% 22.7% 22.2% 20.3% 18.9% 17.7% 17.3% 17.6 % Total Capital Ratio 25.4% 25.8% 25.1% 26.2% 24.1% 22.7% 21.4% 20.9% 21.2 % Leverage ratio 7.6% 7.8% 7.6% 7.2% 6.7% 6.4% 5.8% 5.5% 5.6 % Risk-Weighted Assets (in $ millions) 4,541 4,522 4,628 4,604 4,843 4,780 4,854 5,043 5,101 Risk-Weighted Assets / total assets 34.0% 34.3% 34.3% 33.5% 33.9% 34.9% 33.8% 33.0% 33.3 % Tangible common equity ratio 6.8% 6.5% 6.5% 6.3% 5.6% 5.0% 5.1% 5.0% 5.8 % Book value per common share (in $) 21.39 19.20 19.34 18.80 17.42 15.21 16.17 16.97 19.83 Tangible book value per share (in $) 19.29 17.73 17.83 17.32 15.92 13.76 14.61 15.30 18.08 Non-accrual loans/gross loans 1.3% 1.2% 1.2% 1.1% 1.2% 1.2% 1.2% 1.2% 1.2 % Non-performing assets/total assets 1.0% 0.8% 0.7% 0.6% 0.5% 0.5% 0.5% 0.5% 0.5 % Allowance for credit losses/total loans 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5 % Balance Sheet Trends

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q4 2023			Q3 2023			Q4 2022		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 2,603.6	$ 31.0	4.72 %	$ 2,559.2	$ 28.8	4.47 %	$ 2,538.4	$ 18.0	2.81 %
Investment in securities	5,290.5	28.9	2.16 %	5,494.9	28.5	2.06 %	5,854.9	30.0	2.03 %
AFS	*1,798.8*	*9.1*	*2.01 %*	*1,926.0*	*8.8*	*1.81 %*	*2,074.5*	*8.9*	*1.71 %*
HTM	*3,491.7*	*19.7*	*2.24 %*	*3,568.9*	*19.7*	*2.19 %*	*3,780.3*	*21.1*	*2.21 %*
Loans	4,732.5	79.7	6.68 %	4,897.5	80.4	6.51 %	5,039.8	73.5	5.79 %
Commercial	*1,374.1*	*24.4*	*7.03 %*	*1,394.9*	*23.2*	*6.60 %*	*1,477.2*	*22.4*	*6.00 %*
Consumer	*3,358.3*	*55.4*	*6.54 %*	*3,502.6*	*57.2*	*6.47 %*	*3,562.6*	*51.2*	*5.70 %*
Total interest earning assets	12,626.6	139.6	4.39 %	12,951.6	137.7	4.22 %	13,433.0	121.5	3.59 %
Other assets	421.6			416.7			385.7		
Total assets	$ 13,048.1			$ 13,368.3			$ 13,818.7		
Liabilities									
Deposits - interest bearing	$ 9,208.6	$ (51.2)	(2.21)%	$ 9,340.4	$ (46.1)	(1.96)%	$ 9,476.3	$ (24.5)	(1.02)%
Securities sold under agreement to repurchase	4.7	(0.1)	(5.64)%	—	—	— %	2.2	—	(3.92)%
Long-term debt	98.5	(1.4)	(5.53)%	98.4	(1.4)	(5.53)%	172.2	(2.4)	(5.53)%
Interest bearing liabilities	9,311.7	(52.6)	(2.24)%	9,438.8	(47.5)	(2.00)%	9,650.7	(26.9)	(1.10)%
Non-interest bearing customer deposits	2,618.5			2,739.3			3,039.0		
Other liabilities	228.9			279.3			254.2		
Total liabilities	$ 12,159.2			$ 12,457.4			$ 12,943.9		
Shareholders' equity	889.0			910.9			874.8		
Total liabilities and shareholders' equity	$ 13,048.1			$ 13,368.3			$ 13,818.7		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,314.9			$ 3,512.8			$ 3,782.3		
Net interest margin		$ 86.9	2.73 %		$ 90.2	2.76 %		$ 94.6	2.79 %

21

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2023				2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Interest Income	$ 86.9	$ 90.2	$ 92.5	$ 97.4	$ 94.6	$ 91.2	$ 82.0	$ 75.9	$ 74.5
Non-Interest Income	60.0	52.0	50.2	50.2	54.9	49.9	51.8	49.9	52.7
Prov. for Credit (Losses) Recovery	(1.7)	(0.5)	(1.5)	(0.7)	(1.6)	(0.8)	(0.7)	0.7	0.6
Non-Interest Expenses*	91.4	92.9	84.1	84.8	85.4	82.9	84.0	82.9	84.6
Other Gains (Losses)	(0.3)	—	4.0	0.1	0.6	0.1	0.1	0.8	(1.6)
Net Income	$ 53.5	$ 48.7	$ 61.0	$ 62.2	$ 63.1	$ 57.4	$ 49.1	$ 44.4	$ 41.7
Non-Core Items**	$ 1.8	$ 8.2	$ (4.0)	$ —	$ 0.1	$ 0.2	$ 1.1	$ 0.3	$ 0.1
Core Net Income**	$ 55.3	$ 57.0	$ 57.0	$ 62.2	$ 63.2	$ 57.6	$ 50.2	$ 44.7	$ 41.7

Key Metrics									
Loan Yield	6.68 %	6.51 %	6.42 %	6.23 %	5.79 %	5.05 %	4.48 %	4.26 %	4.18 %
Securities Yield	2.16	2.06	2.07	2.12	2.03	1.94	1.89	1.79	1.65
Cost of Deposits	1.72	1.52	1.27	1.10	0.78	0.34	0.16	0.12	0.12
Net Interest Margin	2.73	2.76	2.83	2.88	2.79	2.59	2.26	2.03	2.00
Core Efficiency Ratio**	60.5	58.3	57.6	56.0	55.6	57.0	60.2	63.7	64.7
Core ROATCE**	25.4	26.1	26.3	30.5	34.9	31.6	27.8	21.9	18.8
Fee Income Ratio	41.3	36.7	35.5	34.2	37.1	35.6	38.9	39.5	41.2
Fully Diluted Share Count (in millions of common shares)	48.1	49.1	49.9	50.1	50.0	49.8	49.8	49.8	49.8

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 25-26

22

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)

	2023				2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Non-Interest Income									
Asset Management	$ 8.3	$ 8.0	$ 8.2	$ 7.9	$ 7.4	$ 7.4	$ 7.4	$ 7.5	$ 7.6
Banking	18.6	14.1	12.6	13.6	17.5	14.1	12.9	12.7	15.4
FX Revenue	12.8	11.4	11.3	10.7	11.5	11.8	12.0	12.4	10.9
Trust	16.0	14.7	14.3	12.8	13.7	12.6	13.3	12.7	14.2
Custody & Other Admin.	3.3	3.3	3.3	3.3	3.4	3.3	3.3	3.6	3.9
Other	1.0	0.6	0.5	1.8	1.4	0.7	2.8	1.0	0.8
Total Non-Interest Income	$ 60.0	$ 52.0	$ 50.2	$ 50.2	$ 54.9	$ 49.9	$ 51.8	$ 49.9	$ 52.7
Non-Interest Expense									
Salaries & Benefits*	$ 45.9	$ 51.3	$ 42.6	$ 43.7	$ 44.7	$ 42.0	$ 42.3	$ 41.0	$ 41.1
Technology & Comm.	17.2	16.0	14.9	13.9	14.3	14.3	14.0	14.1	15.7
Professional & O/S Services	7.0	4.3	4.8	5.0	4.3	4.8	5.4	5.1	5.6
Property	8.7	7.7	7.5	7.4	8.0	7.9	7.6	7.9	8.0
Indirect Taxes	5.0	5.4	5.3	5.7	5.4	5.2	5.5	5.9	5.5
Marketing	1.7	1.5	1.7	1.5	1.8	1.5	1.6	1.5	1.2
Intangible Amortization	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.5	1.5
Other	5.2	4.8	5.4	5.3	4.7	4.9	5.2	5.0	5.2
Total Non-Interest Expense	$ 92.2	$ 92.5	$ 83.5	$ 84.1	$ 84.7	$ 82.0	$ 83.0	$ 82.0	$ 83.8
Income Taxes	(0.8)	0.4	0.5	0.7	0.7	0.9	1.1	1.0	0.8
Total Expense incld. Taxes	$ 91.4	$ 92.9	$ 84.1	$ 84.8	$ 85.4	$ 82.9	$ 84.0	$ 82.9	$ 84.6

*Includes non-service employee benefits

23

24 (in millions of US Dollars, unless otherwise indicated) 2023 2022 2021 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits* $ 46.2 $ 43.4 $ 42.6 $ 43.7 $ 44.7 $ 42.0 $ 41.2 $ 41.0 $ 41.1 Technology & Comm. 17.2 16.0 14.9 13.9 14.3 14.3 14.0 14.1 15.7 Professional & O/S Services 4.9 4.3 4.7 5.0 4.2 4.7 5.4 4.9 5.5 Property 8.7 7.7 7.5 7.4 8.0 7.9 7.6 7.9 8.0 Indirect Taxes 5.0 5.1 5.3 5.7 5.4 5.2 5.5 5.9 5.5 Marketing 1.4 1.4 1.7 1.5 1.8 1.5 1.6 1.5 1.2 Intangible Amortization 1.7 1.5 1.4 1.4 1.4 1.4 1.4 1.5 1.5 Other 5.2 4.8 5.4 5.3 4.7 4.9 5.2 4.8 5.2 Total Core Non-Interest Expense** $ 90.4 $ 84.3 $ 83.6 $ 84.1 $ 84.5 $ 81.8 $ 81.9 $ 81.6 $ 83.7 Income Taxes (0.8) 0.4 0.5 0.7 0.7 0.9 1.1 1.0 0.8 Total Core Expense incld. Taxes** $ 89.6 $ 84.7 $ 84.1 $ 84.8 $ 85.3 $ 82.8 $ 83.0 $ 82.6 $ 84.5 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 25-26 Core Non-Interest Expense* Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2023				2022
		Q4	Q3	Q2	Q1	Q4
Net income	A	$ 53.5	$ 48.7	$ 61.0	$ 62.2	$ 63.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Liquidation settlement from an investment previously written-off		—	—	(4.0)	—	—
Total non-core (gains) losses	B	$ —	$ —	$ (4.0)	$ —	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		(0.3)	8.2	—	—	—
Tax compliance review costs		—	—	—	—	0.1
Asset Acquisition costs		1.9	—	—	—	—
Restructuring charges and related professional service fees		0.2	—	—	—	—
Total non-core expenses	C	$ 1.8	$ 8.2	$ —	$ —	$ 0.1
Total non-core (gains), losses and expenses	D=B+C	1.8	8.2	(4.0)	—	0.1
Core net income to common shareholders	E=A+D	$ 55.3	$ 57.0	$ 57.0	$ 62.2	$ 63.2
Average shareholders' equity		943.0	940.2	943.3	902.5	791.2
Average common equity	F	943.0	940.2	943.3	902.5	791.2
Less: average goodwill and intangible assets		(77.7)	(72.9)	(74.0)	(74.2)	(73.4)
Average tangible common equity	G	865.2	867.2	869.3	828.3	717.8
Return on equity	A/F	22.5 %	20.6 %	25.9 %	28.0 %	31.6 %
Core return on average tangible common equity	E/G	25.4 %	26.1 %	26.3 %	30.5 %	34.9 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	48.1	49.1	49.9	50.1	50.0
Earnings per common share fully diluted	A/H	1.11	0.99	1.22	1.24	1.26
Non-core items per share	D/H	0.04	0.17	(0.08)	—	0.01
Core earnings per common share fully diluted	E/H	1.15	1.16	1.14	1.24	1.27
Core return on average tangible assets						
Total average assets	I	$ 13,157.0	$ 13,349.0	$ 13,660.8	$ 14,115.6	$ 13,863.7
Less: average goodwill and intangible assets		(77.7)	(72.9)	(74.0)	(74.2)	(73.4)
Average tangible assets	J	$ 13,079.2	$ 13,276.0	$ 13,586.8	$ 14,041.4	$ 13,790.3
Return on average assets	A/I	1.6 %	1.4 %	1.8 %	1.8 %	1.8 %
Core return on average tangible assets	E/J	1.7 %	1.7 %	1.7 %	1.8 %	1.8 %

25

Non-GAAP Reconciliation (continued)

(in millions of US Dollars, unless otherwise indicated)		2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Tangible equity to tangible assets						
Shareholders' equity	K	$ 1,003.6	$ 922.9	$ 950.3	$ 936.9	$ 864.8
Less: goodwill and intangible assets		(98.9)	(70.6)	(74.0)	(74.1)	(74.4)
Tangible common equity	L	904.7	852.3	876.3	862.8	790.4
Total assets	M	13,374.0	13,179.5	13,509.5	13,732.7	14,306.1
Less: goodwill and intangible assets		(98.9)	(70.6)	(74.0)	(74.1)	(74.4)
Tangible assets	N	$ 13,275.1	$ 13,108.9	$ 13,435.5	$ 13,658.6	$ 14,231.7
Tangible common equity to tangible assets	L/N	6.8 %	6.5 %	6.5 %	6.3 %	5.6 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	46.9	48.1	49.1	49.8	49.7
Tangible book value per common share	L/O	19.29	17.73	17.83	17.32	15.92
Efficiency ratio						
Non-interest expenses		$ 92.2	$ 92.5	$ 83.5	$ 84.1	$ 84.7
Less: Amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.4)
Non-interest expenses before amortization of intangibles	P	90.7	91.1	82.1	82.7	83.3
Non-interest income		60.0	52.0	50.2	50.2	54.9
Net interest income before provision for credit losses		86.9	90.2	92.5	97.4	94.6
Net revenue before provision for credit losses and other gains/losses	Q	$ 146.9	$ 142.2	$ 142.6	$ 147.5	$ 149.5
Efficiency ratio	P/Q	61.7 %	64.1 %	57.6 %	56.0 %	55.7 %
Core efficiency ratio						
Non-interest expenses		$ 92.2	$ 92.5	$ 83.5	$ 84.1	$ 84.7
Less: non-core expenses	(C)	(1.8)	(8.2)	—	—	(0.1)
Less: amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	R	89.0	82.9	82.1	82.7	83.1
Net revenue before provision for credit losses and other gains/losses	Q	146.9	142.2	142.6	147.5	149.5
Core efficiency ratio	R/Q	60.5 %	58.3 %	57.6 %	56.0 %	55.6 %

26

27 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)